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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                 FORM  12B-25

                                                Commission File Number 000-49865
                                                                       ---------

                           NOTIFICATION OF LATE FILING


(Check  One):     [X]  Form 10-K          [  ] Form 11-K          [  ] Form 20-F
                  [ ]  Form  10-Q         [  ] Form  10-N-SAR

For  Period  Ended:      OCTOBER  31,  2002
                         -------------------

[  ]  Transition Report  on  Form  10-K   [  ] Transition Report on Form  10-Q
[  ]  Transition  Report  on  Form  20-F  [  ] Transition Report on Form  N-SAR
[  ]  Transition  Report  on  Form  11-K

For  the  Transition  Period  Ended:   ________________ .

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full  Name  of  Registrant:  TRIMEDIA  ENTERTAINMENT  GROUP,  INC.
                             -------------------------------------

Former  Name  If  Applicable:
                             ------------------------------------

Address  of  Principal  Executive  Office (Street and Number): 101 CHARLES DRIVE
                                                               -----------------

City,  State  and  Zip  Code:  BRYN  MAWR,  PA  19010
                               -------------------------------------------------

                                     PART II
                             RULE 12B-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[ X ]     (a)       The reasons described in reasonable detail in Part III of
                    this form could not be eliminated without unreasonable effort or expense;

[ X ]     (b)       The subject annual report, semi-annual report, transition
                    report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and



[   ]     (c)       The  accountant's  statement or other exhibit required by
                    Rule  12b-25(c)  has  been  attached  if  applicable.

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                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The fiscal year of Trimedia Entertainment Group, Inc. (the "Company") ended on October 31, 2002. Accordingly, the Company's Annual Report on Form 10-KSB is required to be filed by January 29, 2003.

     The Company has inadequate resources to perform the work required to complete the filing by January 29, 2003.

     As a result of the foregoing, the Company was unable to prepare its Annual Report of Form 10-KSB on a timely basis and to do so would have required it to use unreasonable effort and to incur unreasonable expense.


                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification


CHRIS  SCHWARTZ              (610)                   520-3050
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(Name)                   (Area  Code)            (Telephone  Number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the
answer  is  no,  identify  report(s).      [  X  ]  Yes          [    ]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion  thereof?      [     ]  Yes          [  X  ]  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                       TRIMEDIA ENTERTAINMENT GROUP, INC.
--------------------------------------------------------------------------------
                  (Name of Registrant as specified in Charter)

Has duly caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date:  January  29,  2003          By:  /s/  Chris  Schwartz
       ------------------               --------------------
                                         Chris  Schwartz
                                         Chief  Executive  Officer





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